UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Equinox Gold Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29446Y502

(CUSIP Number)

MDC Industry Holding Company LLC

Attention: Andre C. Namphy

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

Copies to:

Christopher M. Forrester, Esq.

Shearman & Sterling LLP

1460 El Camino Real, 2nd Floor

Menlo Park, CA 94025

(650) 838-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 29446Y502

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 41,428,572(1)
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 41,428,572(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,428,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________

(1) Includes (i) 24,761,905 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on April 11, 2019 and (ii) 16,666,667 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on March 10, 2020.

(2) The information set forth herein regarding percentages of beneficial ownership is based upon information provided by the Issuer.

SCHEDULE 13D

CUSIP No. 29446Y502

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 41,428,572(1)
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 41,428,572(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,428,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________

(1) Includes (i) 24,761,905 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on April 11, 2019 and (ii) 16,666,667 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on March 10, 2020.

(2) The information set forth herein regarding percentages of beneficial ownership is based upon information provided by the Issuer.

SCHEDULE 13D

CUSIP No. 29446Y502

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MDC Industry Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 41,428,572(1)
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 41,428,572(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,428,572(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________

(1) Includes (i) 24,761,905 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on April 11, 2019 and (ii) 16,666,667 common shares issuable upon the conversion of convertible notes purchased by the Reporting Persons on March 10, 2020.

(2) The information set forth herein regarding percentages of beneficial ownership is based upon information provided by the Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) amends the Schedule 13G filed by the Reporting Persons named herein on November 25, 2019.

Item 1.	Security and Issuer

This Statement is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement relates to the 41,428,572 shares (the “Shares”) of common stock, no par value (“Common Stock”) of Equinox Gold Corp., a corporation formed under the laws of British Columbia (the “Issuer”). The address of the Issuer’s principal executive offices is 700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8.

Item 2.	Identity and Background

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)	This Statement is being filed jointly by:

(i)	Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Investment Company”), which is the sole owner of Mamoura Diversified Global Holding PJSC;

(ii)	Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura Diversified Global Holding”), which owns 100% (directly or indirectly) of MDC Industry Holding Company LLC; and

(iii)	MDC Industry Holding Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“MDC Industry Holding”).

(b)	The address of the principal office of each of the Reporting Persons is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c)	The principal business of Mubadala Investment Company is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each executive officer and director of Mubadala Investment Company. The principal business of Mamoura Diversified Global Holding is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-2 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of Mamoura Diversified Global Holding. Mamoura Diversified Global Holding does not have any executive officer. The principal business of MDC Industry Holding is to manage certain of Mubadala’s investments in a variety of sectors, including metals & mining. Set forth on Schedule A-3 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of MDC Industry Holding. MDC Industry Holding does not have any executive officer.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by MDC Industry Holding were purchased with the capital of Mubadala Investment Company and its affiliates.

Pursuant to the Subscription Agreement, dated March 10, 2020, by and between MDC Industry Holding and the Issuer (the “Subscription Agreement”), MDC Industry Holding purchased $130 million in convertible notes (the “Notes”) issued by the Issuer by way of a private placement (the “Private Placement”). The Private Placement was conditional upon the closing of the proposed merger (the “Merger”) of the Issuer with Leagold Mining Corporation, as announced by the Issuer on December 16, 2019 and which closed on March 10, 2020.

The Notes have a 5-year term and bear interest at 4.75% per year. The Notes are convertible into the Issuer’s Common Stock in whole or in part at the Reporting Persons’ option at a fixed price of $7.80 per share.

The funds for the Notes came from the working capital of the Reporting Persons. No borrowed funds were used as consideration for the purchase of the Notes.

Item 4.	Purpose of Transaction.

The responses to Item 3, Item 5 and Item 6 are herein incorporated by reference.

The Reporting Persons have acquired the Shares reported herein for investment purposes.

The Reporting Persons hold a seat on the board of directors of the Issuer (the “Board”) and intend to communicate with the Board and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters.  The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons also reserve the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Except as described in Item 3, Item 4, Item 6 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified under Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of approximately 215,932,274 shares of Common Stock outstanding as of March 10, 2020 based upon information provided by the Issuer.

(a) and (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

Except as disclosed in herein: (a) none of the Reporting Persons beneficially owns any Common Stock or has the right to acquire any Common Stock; and (b) none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which they may be deemed to beneficially own.

(c)	Except as set forth in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock in the 60 days prior to filing this Statement.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 13, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Subscription Agreement

 Pursuant to the Subscription Agreement, MDC Industry Holding purchased $130 million in Notes issued by the Issuer by way of the Private Placement. The Private Placement was conditional upon the closing of the proposed Merger, which closed on March 10, 2020, as well as conditional approval by the Toronto Stock Exchange of the issuance of the Notes and the issuance and listing of the shares of Common Stock underlying the Notes. The Subscription Agreement contains, among other terms and conditions, customary representations and warranties by the Issuer for transactions of this nature, certain covenants and conditions to closing, mutual indemnification obligations and other miscellaneous provisions. Under the terms of the Subscription Agreement, the Issuer agreed to provide a second-lien security interest over certain collateral of the Issuer and its material subsidiaries to MDC Industry Holding.

Item 7.	Materials to be Filed as Exhibits.

99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2020

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

MDC Industry Holding Company LLC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

SCHEDULE A-1

DIRECTORS AND EXECUTIVE OFFICERS OF MUBADALA INVESTMENT COMPANY

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors and each executive officer of Mubadala Investment Company PJSC.  Each director of Mubadala Investment Company PJSC, and, except where indicated below, each executive officer is a citizen of the United Arab Emirates.  Except where indicated below, the business address of each such executive officer and director is Mubadala Investment Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Business Address:	Position:

Mohammed Ahmed Al Bowardi	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Minister of State for Defense, United Arab Emirates

Khaldoon Khalifa Al Mubarak	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Group CEO and Managing Director, Mubadala Investment Company

Mahmood Ebraheem Al Mahmood	P.O. Box 45005, Abu Dhabi, United Arab Emirates	CEO, ADS Holding

Suhail Al Mazrouei	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Minister of Energy & Industry, United Arab Emirates

Abdulhamid Saeed	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Group CEO, First Abu Dhabi Bank

Executive officers

Name:	Position:

Khaldoon Khalifa Al Mubarak	Group Chief Executive Officer and Managing Director

Waleed Al Mokarrab Al Muhairi	Deputy Group CEO, Chief Executive Officer of Alternative Investments and Infrastructure

Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer

Carlos Obeid (Lebanon)	Chief Financial Officer

Samer Saleh Halawa (Jordan)	Chief Legal Officer

Ahmed Yahia Al Idrissi (Canada)	Chief Executive Officer, Technology, Manufacturing and Mining

Hani Barhoush (United States)	Chief Executive Officer, Mubadala Capital

Khaled Al Qubaisi	Chief Executive Officer, Aerospace, Renewables and ICT

Ahmed Al Calily	Chief Strategy Officer

Mussabeh Al Kaabi	Chief Executive Officer, Petroleum & Petrochemicals

SCHEDULE A-2

DIRECTORS AND EXECUTIVE OFFICERS OF Mamoura Diversified Global Holding PJSC

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors of Mamoura Diversified Global Holding PJSC.  Each director of Mamoura Diversified Global Holding PJSC, except where indicated below, is a citizen of the United Arab Emirates.  Except where indicated below, the business address of each such executive officer and director is Mamoura Diversified Global Holding PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Business Address:	Position:

Waleed Al Mokarrab Al Muhairi	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Deputy Group CEO & Chief Executive Officer, Alternative Investments and Infrastructure, Mubadala Investment Company

Homaid Al Shimmari	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company

Carlos Obeid (Lebanon)	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Chief Financial Officer, Mubadala Investment Company

Samer Halawa (Jordan)	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Chief Legal Officer, Mubadala Investment Company

SCHEDULE A-3

DIRECTORS AND EXECUTIVE OFFICERS OF MDC Industry holding company llc

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of the board of directors of MDC Industry Holding Company LLC.  Each director of MDC Industry Holding Company LLC, except where indicated below, is a citizen of the United Arab Emirates.  Except where indicated below, the business address of each such executive officer and director is MDC Industry Holding Company LLC, P.O. Box 45005, Abu Dhabi, United Arab Emirates.  Information about the other Reporting Persons is set forth in Item 2 of this Schedule 13D.

Directors

Name:	Business Address:	Position:

Tim Breen (United Kingdom)	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Executive Director, Technology, Manufacturing & Mining, Mubadala Investment Company

Derek Rozycki (USA)	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Chief Financial Officer, Technology, Manufacturing & Mining, Mubadala Investment Company

Andre Namphy (USA)	P.O. Box 45005, Abu Dhabi, United Arab Emirates	General Counsel, Technology, Manufacturing & Mining, Mubadala Investment Company